Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

September 4, 2024

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 215 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 215”)

Dear Mr. Cowan:

This letter responds to comments you provided in a telephonic conversation with me on August 12, 2024, with respect to Amendment No. 215. Amendment No. 215 was filed on June 26, 2024, and included disclosure with respect to the SPDR Galaxy Digital Asset Ecosystem ETF, SPDR Galaxy Hedged Digital Asset Ecosystem ETF and SPDR Galaxy Transformative Tech Accelerators ETF (formerly, SPDR Galaxy Emerging Technology Enablers ETF) (each a “Fund”, and collectively the “Funds”), each a series of the Registrant, as set forth in the Funds’ Prospectuses and Statements of Additional Information filed as part of Amendment No. 215.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 215. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 215.

General Comments:

1.

Comment: Please file on EDGAR a completed draft of each Fund’s fee table and example information and ensure the Fund’s ticker symbol and series and class IDs have been completed on EDGAR prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence. The Registrant confirms each Fund’s ticker symbol and series and class IDs will be updated on EDGAR prior to effectiveness.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

2.

Comment: For the Funds investing in a wholly owned subsidiary organized in the Cayman Islands (a “Subsidiary”), please confirm the Subsidiary’s management fee, including any performance fee, will be included in the “Management fees” line item in the “Annual Fund Operating Expenses” table or, alternatively, if the Subsidiary’s management fee will be offset. In addition, please confirm in correspondence that the Subsidiary’s other expenses will be included in the “Other expenses” line item in the “Annual Fund Operating Expenses” table.

Response: SSGA Funds Management, Inc. (“SSGA FM”), investment adviser to the Subsidiary, will not charge a management fee to the Subsidiary. SSGA FM will pay all fees and expenses of the Subsidiary, except for brokerage expenses, taxes, interest, fees and expenses of the Subsidiary’s board, litigation expenses and other extraordinary expenses (the “excluded expenses”). Any excluded expenses will be included in the Fund’s “Other expenses” line item in the “Annual Fund Operating Expenses” table. The excluded expenses are currently not expected to exceed one basis point of the Fund’s average net assets.

3.

Comment: For the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, please include disclosure in each Fund’s principal investment strategy in bold face type that the Fund will not invest directly in cryptocurrency assets.

Response: The SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF have added the following disclosure in bold face type to their principal investment strategies:

The Fund does not invest directly in crypto assets.

4.

Comment: Please add a line item for Acquired Fund Fees and Expenses to the “Annual Fund Operating Expenses” table if a Fund will incur expenses equal to or greater than one basis point of the Fund’s fees and expenses.

Response: Pursuant to the investment advisory agreement, SSGA FM has agreed to reduce its management fee in an amount equal to acquired fund fees and expenses attributable to each Fund’s investment in other investment companies (except acquired fund fees and expenses associated with holdings of acquired funds for cash management purposes). The acquired fund fees and expenses associated with holdings of acquired funds for cash management purposes are not currently expected to exceed one basis point. As a result, the Registrant does not believe a separate line item for acquired fund fees and expenses is necessary.

5.

Comment: Please add disclosure to the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussing the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” and “Valuation Risk” discussions.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk”, “Liquidity Risk” and “Valuation Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

6.

Comment: The Staff notes the inclusion of “Portfolio Turnover Risk” in the “Principal Risks of Investing in the Fund” section for each Fund. To the extent a Fund will engage in frequent trading of portfolio securities, please include corresponding disclosure in the Fund’s principal investment strategy.

Response: The Registrant has removed “Portfolio Turnover Risk” from the “Principal Risks of Investing in the Fund” section for each Fund. Because the SPDR Galaxy Hedged Digital Asset Ecosystem expects to trade options on a frequent basis, the Registrant has added the following disclosure to the Fund’s principal investment strategy and to the Options Risk discussion:

Principal Strategy:

The Fund will also write (sell) out of the money covered call options and purchase put option protection on certain investments held in the portfolio. When writing a covered call option, Sub-Adviser will analyze each portfolio security individually to determine the appropriate quantity, strike price, and expiry of an option to generate sufficient premium income and still allow for capital appreciation of the underlying security. Individual securities may have call options written against 0-100% of the shares owned by the portfolio. In general, Sub-Adviser will seek to have calls written against 25-75% of the portfolio under normal market conditions. Furthermore, Sub-Adviser may use a portion, or all, of the premium income generated from writing calls to attempt to protect the portfolio against potential losses by purchasing protective put options. The Sub-Adviser will analyze each portfolio security individually to determine the appropriate quantity, strike price, and expiry of a put option. In general, Sub-Adviser will seek to hold puts against 25-75% of the portfolio depending on current or future market conditions. The Sub-Adviser intends to write call options and purchase put options on a frequent basis.

Principal Risk:

Options Risk: The Fund’s use of options involves speculation and can lead to losses because of adverse movements in the price or value of the underlying stock, index, or other asset, which may be magnified by certain features of the options. The Fund’s successful use of options depends on the ability of the Adviser to forecast market movements correctly. For example, if the Fund were to write (sell) a call option on a security based on the Adviser’s expectation that the price of the security would fall, but the price were to rise instead, the Fund could be required to sell the security upon exercise at a price below the current market price. When selling a call option, the Fund will receive a premium; however, this premium may not be enough to offset a loss incurred by the Fund if the price of the underlying asset is above the strike price by an amount equal to or greater than the premium. Purchasing of put options involves the payment of premiums, which may adversely affect the Fund’s performance. Purchasing a put option gives the purchaser of the option the right to sell a specified quantity of an underlying asset at a fixed exercise price over a defined period of time. In order for a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs that the Fund must pay. These costs will reduce any profit the Fund might have realized had it sold the underlying security instead of buying the put option. Frequent purchasing and selling of options may result in higher Fund expenses and may result in increased taxable distributions to investors, including potentially increased distributions that are taxable to individuals as ordinary income. The value of an option may be adversely affected if the market for the option becomes less liquid or smaller, and will be affected by changes in the value or yield of the option’s underlying asset, an increase in interest rates, a change in the actual or perceived volatility of the stock market or the underlying asset and the remaining time to expiration. Additionally, the value of an option does not increase or decrease at the same rate as the underlying asset(s). In addition, if the price of the underlying asset of an option is above the strike price of a written call, the value of the option, and consequently of the Fund, may decline significantly more than if the Fund invested directly in the underlying asset instead of using options. The Fund could experience a loss if its options do not perform as anticipated, or are not correlated with the performance of their underlying asset or if the Fund is unable to purchase or liquidate a position because of an illiquid secondary market. The effective use of options also depends on the Fund’s ability to terminate option positions at times when the Adviser deems it desirable to do so. There is no assurance that the Fund will be able to effect closing transactions at any particular time or at an acceptable price. The use of options by the Fund may create investment leverage.

7.	Comment: Please identify supplementally the broad-based index each Fund intends to use in the average annual total returns table.

Response: Each Fund currently intends to use the MSCI ACWI Index as its broad-based securities market index.

8.	Comment: Please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of each Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

9.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08.

Response: The Registrant has added additional details related to the Fund’s principal investment strategy in the “Additional Strategies Information” section.

10.

Comment: With respect to the following disclosure in the “Lending of Securities” discussion in the “Non-Principal Strategies” section, investments of cash collateral should be limited to short-term, highly liquid investments. As a result, please remove references to asset-backed securities, mortgage-related securities and repurchase agreements.

To the extent the Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds

Response: The Registrant believes each Fund’s investment of cash collateral as described in the sentence above is appropriate and, therefore, respectfully declines to remove the references to asset-backed securities, mortgage-related securities and repurchase agreements. As noted in the sentence above, the Fund will invest cash collateral received from securities lending activities in shares of a fund managed by the Adviser (the “underlying fund”). Shares of the underlying fund are primarily offered to, and held by, clients that participate in the State Street Bank and Trust Company securities lending program, and the underlying fund is used exclusively for the investment of cash received as collateral for securities loans. The underlying fund currently invests only in U.S. dollar-denominated, short-term, high quality debt obligations, including asset-backed securities, mortgage-related securities and repurchase agreements. The Registrant expects the shares of the underlying fund to be highly liquid.

11.

Comment: Please revise the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion to address the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” discussion.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” and “Liquidity Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

12.

Comment: With respect to the SPDR Galaxy Hedged Digital Asset Ecosystem ETF, please clarify whether the options writing/purchasing portion of the Fund’s strategy is limited to 20% of the Fund’s assets or whether it is included in the 80% bucket.

Response: The Registrant believes the disclosure included in the principal investment strategy is clear that the options writing/purchasing portion of the Fund’s strategy is included in the Fund’s 80% bucket. The principal investment strategy states that the Fund will invest, under normal circumstances, at least 80% of its net assets (plus borrowings for investment purposes), directly or indirectly, in Digital Asset Ecosystem investments and other instruments that provide exposure to the Digital Asset Ecosystem. Earlier in the same paragraph, the Fund defines what it considers to be the Digital Asset Ecosystem, which includes “covered call options and protective put options on investments held in the portfolio.”

13.

Comment: The Staff notes the inclusion of a “China A Shares” discussion in each SAI. If a Fund will invest significantly in companies in China, please update the disclosure in the prospectus to include associated risks of investing in China, as well as relevant principal strategy disclosure regarding the types of Chinese investments and structures (e.g., China A-Shares, VIEs, depositary receipts, etc.) and any instrument related risks. 2020 Public Statement of EM risks. See ADI 2020-11: Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Registrant has removed the “China A Shares” discussion from each SAI.

Crypto-Specific Comments:

14.

Comment: With respect to the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, please disclose the specific crypto assets to which a Fund will obtain exposure through investments in exchange-traded funds that primarily hold crypto asset futures contracts, crypto asset futures contracts, or spot crypto asset exchange-traded products. In this regard, we note that bitcoin and ether are currently the only crypto assets to which the Fund may obtain exposure through investments in such exchange-traded funds or exchange-traded products. Please also briefly describe the investment objectives of the crypto asset futures ETFs and spot crypto asset ETPs, including that they seek to track the price performance of the crypto asset before fees and expenses. In terms of direct investments in crypto asset futures contracts, please supplementally advise whether such investments would involve reference assets other than bitcoin or ether. Also, disclose that the Fund will invest only in cash-settled crypto asset futures contracts traded on an exchange registered with the Commodity Futures Trading Commission. In this regard, we note disclosure in the SAI indicates that the Fund will invest only in cash-settled bitcoin futures contracts traded on the Chicago Mercantile Exchange.

Response: The Registrant has revised the principal investment strategy and related disclosure to clarify that the Fund will only obtain exposure to bitcoin and ether through its investments in Spot Crypto Asset ETPs, Crypto Asset Futures ETFs, and crypto asset futures contracts. The Registrant confirms that direct investments in crypto asset futures contracts will be limited to futures contracts with bitcoin and ether as the underlying reference asset. In addition, the Registrant has added the following disclosure to the principal strategies discussion in the “Additional Strategies Information” section in Item 9 of the Prospectus and revised the disclosure in the SAI to note that the Fund will invest only in cash-settled crypto asset futures contracts traded on an exchange registered with the CFTC.

In seeking to achieve its investment objective, the Fund will invest, either directly or indirectly through the Subsidiary, in Crypto Asset ETFs. The investment objective for such Crypto Asset ETFs is generally to seek investment results that, before fees and expenses, correspond to the price performance of bitcoin or ether, as applicable. The Fund will also seek to achieve its investment objective through investments in cash-settled crypto asset futures contracts traded on an exchange registered with the Commodity Futures Trading Commission.

15.

Comment: With respect to the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, in the Principal Investment Strategies section, please describe crypto assets and blockchain technology, including how public, permissionless blockchains (e.g., Bitcoin and Ethereum) are accessed and used, and developed, maintained, and governed. This discussion should include, for context, a description of bitcoin and ether and the Bitcoin blockchain and Ethereum blockchain; the relationship of bitcoin and ether to the Bitcoin blockchain and Ethereum blockchain, respectively; the applications and use cases that the Bitcoin blockchain and Ethereum blockchain, and bitcoin and ether, have been designed to support; and how the Bitcoin blockchain and Ethereum blockchain, and bitcoin and ether, differ from one another in terms of such intended applications and use cases, among other things. In sum, the disclosure should clarify that although the price movements of ether and bitcoin generally have been highly correlated and that ether has generally been more volatile and thus tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on days that bitcoin falls, the characteristics and design of crypto assets, and the blockchains through which they are issued and transferred, can vary significantly and thus can present different risks.

Response: The Registrant has added the following disclosure to the principal strategies discussion in the “Additional Strategies Information” section in Item 9 of the Prospectus:

Bitcoin and the Bitcoin Network

Bitcoin is a digital asset that is created and transmitted through the operations of the peer-to-peer Bitcoin network, a decentralized network of computers that operates on cryptographic protocols. The Bitcoin network allows people to exchange tokens of value, called bitcoin, which are recorded on a public transaction ledger known as the Bitcoin blockchain. Bitcoin can be used to pay for goods and services, although it is not currently widely accepted, or it can be converted to fiat currencies, such as the U.S. dollar, at rates determined on digital asset trading platforms that enable trading in bitcoin or in individual end-user-to-end-user transactions under a barter system.

The value of bitcoin, like the value of other digital assets, is not backed by any government, corporation or other identified body. Ownership and the ability to transfer or take other actions with respect to bitcoin is protected through public-key cryptography. The supply of bitcoin is constrained or formulated by its protocol instead of being explicitly delegated to an identified body (e.g., a central bank or corporate treasury) to control. Units of bitcoin are treated as fungible. No single entity owns or operates the Bitcoin network, the infrastructure of which is collectively maintained by (1) a decentralized group of participants who run computer software that results in the recording and validation of transactions (commonly referred to as “miners”), (2) developers who propose improvements to the Bitcoin protocol and the software that enforces the protocol, and (3) users who choose what Bitcoin software to run. Anyone can be a user, developer, or miner.

Bitcoin is created by “mining.” Mining involves miners using a sophisticated computer program to repeatedly solve complex mathematical problems on specialized computer hardware. Miners authenticate and bundle bitcoin transactions sequentially into files called “blocks.” Because each solved block contains a reference to the previous block, they form a chronological “chain” back to the first bitcoin transaction. A miner’s proposed block is added to the blockchain once a majority of the nodes on the network confirm the miner’s work. A miner that is successful in adding a block to the blockchain is automatically awarded a fixed amount of bitcoin for its efforts plus any transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the means by which new bitcoin enter circulation. This reward system, called proof of work, also ensures that the local copies of the Bitcoin blockchain maintained by participants in the Bitcoin network are kept in consensus with one another. Copies of the Bitcoin blockchain are stored in a decentralized manner on the computers of each individual Bitcoin network full node (i.e., any user who chooses to maintain on their computer a full copy of the Bitcoin blockchain as well as related software). Each bitcoin is associated with a set of unique cryptographic “keys”, in the form of a string of numbers and letters, which allow whoever is in possession of the private key to assign that bitcoin in a transfer that the Bitcoin network will recognize. One or more private keys control the transfer or “spending” of bitcoin from an associated public address. To use bitcoin, a user or a service provider must have access to keys that identify it for its transactions (similar to an ATM card and its related PIN). Bitcoin users keep their keys in electronic “wallets” that can be maintained on their computers, mobile phones, specialized hardware wallets, or wallets provided by online custodians.

Bitcoin is an open source project with no official developer or group of developers that controls the Bitcoin network. However, the Bitcoin network’s development is overseen by a core group of developers. The core developers are able to access, and can alter, the Bitcoin network source code and, as a result, they are responsible for quasi-official releases of updates and other changes to the Bitcoin network’s source code. The release of updates to the Bitcoin network’s source code does not guarantee that the updates will be automatically adopted. Users and miners must accept any changes made to the bitcoin source code by downloading the proposed modification of the Bitcoin network’s source code. As a practical matter, a modification to the source code becomes part of the Bitcoin network only if accepted by participants collectively having most of the processing power on the Bitcoin network.

Ether and the Ethereum Network

Ether is a digital asset that is created and transmitted through the operations of the Ethereum Network, a peer-to-peer protocol that operates on principles of cryptography. The value of ether is not backed by any government, corporation, or other identified body. No single entity owns or operates the Ethereum Network, the infrastructure of which is open source and collectively maintained by a community of developers. The Ethereum Network allows individuals to make transactions which are recorded on a public ledger commonly known as a blockchain. Ether can be used to pay for goods and services, although it is not widely accepted, or it can be converted to fiat currencies, such as the U.S. dollar, at rates determined on digital asset trading platforms or in individual end-user-to-end-user transactions under a barter system. Furthermore, the Ethereum Network also allows users to write and implement smart contracts—that is, general-purpose code that executes on every computer in the network and can instruct the exchange of information and value based on a sophisticated set of logical conditions. A smart contract operates by a predefined set of rules (i.e., “if/then statements”) that allows it to automatically execute code the same way on any Ethereum node on the network. Such actions taken by the predefined set of rules are not necessarily contractual in nature but are intended to eliminate the arbitration of a third party for carrying out code execution on behalf of users, making the system decentralized, while empowering developers to create a wide range of applications layering together different smart contracts. Using smart contracts, users can create markets, store registries of debts or promises, represent the ownership of property, move funds in accordance with conditional instructions and create digital assets other than Ether on the Ethereum Network. Smart contract operations are executed on the Ethereum Blockchain in exchange for payment of ether. The Ethereum Network is one of a number of projects intended to expand blockchain use beyond just a decentralized money system.

The Ethereum Network is decentralized and does not require governmental authorities or financial institution intermediaries to create, transmit or determine the value of ether. Rather, following the initial distribution of ether, ether was created and allocated by the Ethereum Network protocol through a proof-of-work “mining” consensus mechanism until September 2022. In September 2022, the Ethereum Network underwent an upgrade to a proof-of-stake consensus mechanism (referred to as the “Merge”). Proof-of-stake consensus requires network participants to contribute (aka, “stake”) a certain amount of the digital asset associated with a given blockchain in order to validate transactions. A participant can be penalized if they attempt to validate transactions in a way that is fraudulent or violates the rules of the underlying blockchain. The value of ether is determined by the supply of and demand for ether on the digital asset trading platforms or in private end-user-to-end-user transactions.

Assets in the Ethereum network are held in accounts. Each account, or “wallet,” is made up of at least two components: a public address and a private key. An Ethereum private key controls the transfer or “spending” of ether from its associated public ether address. An ether “wallet” is a collection of public Ethereum addresses and their associated private key(s). This design allows only the owner of ether to send ether, the intended recipient of ether to unlock it, and the validation of the transaction and ownership to be verified by any third party anywhere in the world.

Because the Ethereum network has no central authority, the release of updates to the network’s source code by developers does not guarantee that the updates will be automatically adopted by the other participants. Users and validators must accept any changes made to the source code by downloading the proposed modification and that modification is effective only with respect to those users and validators who choose to download it. As a practical matter, a modification to the source code becomes part of the Ethereum network only if it is accepted by participants that collectively have a majority of the processing power on the Ethereum network.

Ether may be regarded as a currency or digital commodity depending on its specific use in particular transactions. Ether may be used as a medium of exchange or unit of account. Although a number of large and small retailers accept ether as a form of payment in the United States and foreign markets, there is relatively limited use of ether for commercial and retail payments. Similarly, ether may be used as a store of value (i.e., an asset that maintains its value rather than depreciating), although it has experienced significant periods of price volatility.

In addition, the Registrant has added the following sentence to the “Crypto Asset Risk” discussion:

While the price movements of ether and bitcoin generally have been highly correlated, ether has generally been subject to more extreme price swings.

16.

Comment: With respect to the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, the Staff notes that the term “cryptocurrency” is used throughout the registration statement. Please clarify that although bitcoin or similar assets have been called a “cryptocurrency,” they are not widely accepted as a means of payment. Please generally use the term crypto asset or digital asset when referring to bitcoin or similar assets.

Response: The Registrant has revised the term “cryptocurrency” to “crypto assets”, where appropriate. The Registrant has also added the following disclosure to the “Crypto Asset Risk”.

Despite being referred to as “currencies,” crypto assets are not widely accepted as a means of payment.

17.

Comment: With respect to the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, please disclose in the Principal Investment Strategies section that the spot crypto asset ETPs are not registered as investment companies under the Investment Company Act of 1940 and thus do not provide the protections of that Act.

Response: The Registrant respectfully declines to add the recommended disclosure to the Fund’s principal investment strategy. The Registrant believes the recommended disclosure is risk disclosure, not strategy disclosure. The Registrant directs the Staff’s attention to the following sentence included in the “Crypto Asset ETF Risk”, which has been slightly revised.

The shares of Spot Cryptocurrency ~~ETFs~~ETPs in which the Fund may have investment exposure are not registered under the 1940 Act, and therefore, do not afford the Fund the investor protections typical of investments in U.S. registered funds.

18.

Comment: With respect to the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, please disclose in the “Crypto Asset Futures Contracts Risk” discussion that there may be differences in returns between crypto asset futures contracts and the reference crypto asset due to divergence in prices or the costs associated with futures investing. In this regard, also consider discussing any unique contango/rolling risks associated with these futures contracts.

Response: The Registrant has added the following disclosure to the “Crypto Asset Futures Contracts Risk” in the Prospectus:

In addition, there may also be differences in returns between the futures contracts and the underlying reference asset due to divergence in prices or the costs associated with futures investing.

The Registrant does not believe there are unique contango/rolling risks associated with these futures contracts due to the ample liquidity that exists in the relevant futures markets, which mitigates such risks and costs.

19.

Comment: With respect to the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, please supplementally advise whether a company considered to be within the crypto asset and blockchain industry will derive more than 50% of their revenue or income from, or own significant assets in, the blockchain- and/or crypto asset-related business activities discussed here, or whether a different approach will be used to determine if a given company’s economic fortunes and risks are significantly tied to such business activities.

Response: The Registrant will consider various factors when determining whether a company is within the crypto asset or blockchain industries for purposes of its investment portfolio, which include revenue and asset tests. Companies who may not derive significant revenue from crypto assets or blockchain but that have adopted or have a commitment to having a blockchain or digital asset strategy may also be included. The Sub-Adviser will employ its deep understanding of various business models and strategic initiatives for companies to monetize this nascent asset class and technology. Due to the fact that these are emerging industries, the Sub-Adviser expects that, over time, companies included in each Fund’s portfolio that derive a significant amount of revenue from the crypto asset and blockchain industries will continue to grow.

20.

Comment: With respect to the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, please explain the tax reasons for investing in crypto asset futures contracts and spot crypto asset ETPs through a wholly owned Cayman Islands subsidiary. Discuss in the principal investment strategy or in a principal risk the risk to the Fund and investors if the Fund’s income from the Subsidiary is not qualifying income and the Fund, as a result, is unable to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code.

Response: The Registrant has revised the “Subsidiary Investment Risk” discussion in the principal risks section in Item 9 of the Prospectus as follows:

Subsidiary Investment Risk. ~~The Fund may invest up to 25% of its total assets in the Subsidiary without violating tax diversification rules applicable to regulated investment companies (“RICs”).~~ By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The Subsidiary is not registered under 1940 Act and is therefore not subject to all of the investor protections of the 1940 Act. Thus, the Fund, as an investor in the Subsidiary, will not have all of the protections offered to investors in registered investment companies. In addition, changes in the laws of the United States and/or the Cayman Islands could result in the inability the Fund to operate as intended and could negatively affect the Fund and its shareholders.

To qualify for the favorable U.S. federal income tax treatment available to regulated investment companies (“RICs”), the Fund must, among other things, derive at least 90% of its gross income each taxable year from certain sources (“qualifying income”). Very generally, income from crypto assets is not thought to be qualifying income for purposes of this requirement. In order to implement its investment objective while satisfying this requirement, the Fund intends to invest in certain crypto assets indirectly, through the Subsidiary. The Fund therefore invests a portion of its assets (not to exceed 25% of its assets) in the Subsidiary, which is classified as a corporation for U.S. federal income tax purposes. Because the Subsidiary is a foreign corporation that is wholly owned by the Fund, the Subsidiary is a “controlled foreign corporation” for U.S. federal income tax purposes, and the Fund is required to include in its gross income each taxable year all the Subsidiary’s “subpart F income.” Under applicable regulations, the Fund’s subpart F income inclusions derived from the Subsidiary will constitute qualifying income for the Fund, whether or not any amount is distributed by the Subsidiary to the Fund, if those subpart F income inclusions are derived with respect to the Fund’s business of investing in stock, securities or currencies. It is possible that the IRS might take the position that subpart F income inclusions from the Subsidiary are not qualifying income. Under those circumstances, the Fund might fail to qualify for tax treatment as a regulated investment company.

21.

Comment: With respect to the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, please clarify that the effectiveness of the principal strategies may be limited given that the operations of companies in the blockchain and crypto asset industries are expected to be significantly affected by the overall sentiment related to, and the use of and investment in, blockchain technology and crypto assets, and that the stock prices of these companies and the prices of crypto assets can thus be relatively highly correlated.

Response: The Registrant has added the following disclosure to the “Digital Asset Ecosystem Companies Risk”:

There is no assurance that widespread adoption of blockchain technology and crypto assets will occur, and the development and acceptance of competing platforms or technologies may cause consumers or investors to use an alternative to blockchain technology and crypto assets, which could have an adverse impact on the Digital Asset Ecosystem and the Fund. Because the stock prices of these companies and the prices of crypto assets can be highly correlated, the success of the Fund’s strategy may be limited given that the operations of companies in the blockchain and crypto asset industries are expected to be significantly affected by the overall sentiment related to, and the use of and investment in, blockchain technology and crypto assets.

22.

Comment: With respect to the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, please further define the on-chain indicators and inputs and their relevance to determining the health and quality of public, permissionless blockchains, the crypto assets issued and/or transferred on them (including their native crypto assets), and the companies whose businesses are significantly tied to these blockchains and crypto assets. This discussion should be enhanced by providing, for example, a description of consensus mechanisms (including proof-of-work vs. proof-of-stake, miners vs. validators, and block rewards and transaction fees) and transaction types and technical designs (including simple transfers versus smart contract-based transactions). Further, in terms of transactions, please qualify the reference to stablecoins by adding the term “so-called” before it or putting it in quotes, and provide a brief description of so-called stablecoins, including the purpose they are intended to serve on blockchains such as Ethereum or crypto asset trading platforms on which crypto assets trade. Please provide this disclosure in accordance with plain English principles. Refer to Rule 421 of the Securities Act of 1933.

Response: The Registrant has revised “The Fund’s Principal Investment Strategy” discussion as set forth below. With respect to the description of consensus mechanisms and transaction types, the Registrant directs the Staff’s attention to the additional disclosure added to Item 9 in response to Comment 15.

The fundamental, stock specific analysis employed by the Sub-Adviser focuses on analyzing financial statements, management teams and corporate governance structures to determine an outlook for a particular company or industry. The Sub-Adviser also analyzes the blockchain ecosystem on an ongoing basis. This includes analyzing transactions, fees, hashrate, and numerous other “on-chain” indicators. On-chain indicators refer to a specific blockchain’s historical transaction data that is publicly stored on the blockchain, which helps contextualize how users are utilizing the blockchain and indicates demand for the relevant native crypto asset. These blockchain indicators will be used to derive inputs (mining rewards, mining difficulty, “stablecoin” (a type of crypto asset designed to maintain a stable price over time by being pegged to another asset, typically a fiat currency) transactions, etc.) that will inform stock specific financial analysis. Additionally, the Sub-Adviser analyzes potential changes to the regulatory environment related to crypto assets~~currencies~~ given the importance of future regulation on the asset class. Based on its cumulative analysis, the Sub-Adviser selects stocks of companies it believes are best positioned to excel within the crypto asset~~currency~~ and blockchain industry. The Sub-Adviser selects high conviction stocks ranging across sectors, such as bitcoin miners, financial services companies, hardware and device manufacturers, software manufacturers, and corporate treasury users.

23.

Comment: With respect to the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, in the discussion of Digital Asset Ecosystem Companies Risk and in the discussion of Crypto Asset Risk, please discuss the risk related to the development and acceptability of competing platforms and technologies that may cause consumers and investors to use an alternative to blockchain technology and crypto assets. In this regard, the Staff notes disclosure that has been provided in the SAI.

Response: The Registrant has added the sentence noted below to the Digital Asset Ecosystem Companies Risk. The Registrant does not believe this disclosure needs to be repeated again in the Crypto Asset Risk.

There is no assurance that widespread adoption of blockchain technology and crypto assets will occur, and the development and acceptance of competing platforms or technologies may cause consumers or investors to use an alternative to blockchain technology or crypto assets, which could have an adverse impact on the Digital Asset Ecosystem and the Fund.

24.

Comment: With respect to Cryptocurrency ETF Risk, please clarify that although you refer to them here as ETFs, and although they may have the term ETF in their name or refer to themselves or be referred to by the media or general public, as ETFs, spot crypto asset ETPs are not registered as investment companies under the Investment Company Act of 1940 and thus do not provide the protections of that Act.

Response: The Registrant has revised the below sentence included in the “Crypto Asset Risk” discussion as follows:

Although often referred to as ETFs, ~~The shares of~~ Spot Crypto Asset ETPs in which the Fund may have investment exposure are not registered under the 1940 Act, and therefore, do not afford the Fund the investor protections typical of investments in U.S. registered funds.

25.	Comment: With respect to Cryptocurrency Risk:

a.

Please do not refer to the trading platforms on which crypto assets trade as “exchanges” or use any other language that might suggest that they are regulated as exchanges under the federal securities laws or otherwise. Please refer to them as crypto asset trading platforms or use another similar term.

Response: The Registrant has revised the disclosure as requested, where appropriate.

b.	As noted in a prior comment, please clarify here that crypto assets are not widely accepted as a means of payment.

Response: As previously noted, the Registrant has added the following disclosure to the “Crypto Asset Risk”.

Despite being referred to as “currencies”, crypto assets are not widely accepted as a means of payment.

c.

Please disclose that trading and investing in crypto assets has been, and may continue to be, substantially driven by speculation, which can lead to heightened volatility. Please also discuss the exposure of crypto assets to instability in other speculative parts of the blockchain or crypto asset industry, such that an event that is not necessarily related to the security or utility of a crypto asset’s blockchain can nonetheless precipitate a significant decline in the price of that crypto asset. Finally, please disclose that individuals or organizations holding a large amount of crypto assets (also known as “whales”) may have the ability to manipulate the price of crypto assets.

Response: The “Crypto Asset Risk” discussion in Item 9 of the Prospectus has been revised as follows:

Crypto Asset~~currency~~ Risk. While the Fund will not invest directly in crypto assets~~currency~~, the value of the Fund’s investments in Crypto Asset~~currency~~ ETFs with exposure to crypto assets~~currency~~, and in publicly traded securities of companies engaged in crypto asset~~currency~~-related businesses and activities are subject to fluctuations in the value of the crypto asset~~currency~~, which may be highly volatile as a result of the following factors.

Crypto assets~~currencies~~ are digital assets designed to act as a medium of exchange. The value of crypto assets~~currencies~~ is determined by supply and demand in the global crypto asset~~currency~~ markets, which consist primarily of transactions of the respective crypto assets~~currencies~~ on electronic trading platforms~~exchanges~~ or trading venues. Crypto assets~~currencies~~ are relatively new, and their value is influenced by a wide variety of factors that are uncertain and difficult to evaluate, such as the infancy of their development, regulatory changes, a crisis of confidence, their dependence on technologies such as cryptographic protocols, their dependence on the role played by miners and developers and the potential for malicious activity (e.g., theft).

Crypto assets~~currency~~ generally operate~~s~~ without central authority (such as a bank) and are~~is~~ not backed by any government. Crypto assets~~currency~~ are~~is~~ not legal tender. Federal, state and/or foreign governments may restrict the use and exchange of crypto assets~~currency~~, and regulation in the U.S. is still developing. The market price of crypto assets~~currencies~~, such as bitcoin and ether, has been subject to extreme fluctuations. If crypto asset~~currency~~ markets continue to be subject to sharp fluctuations, investors may experience losses. The market value of crypto assets~~currencies~~ has been and may continue to be affected by momentum pricing of the market due to speculation about future price appreciation, which may lead to increased volatility. Because crypto assets are exposed to the instability in other speculative parts of the blockchain or crypto asset industry, an event that is not necessarily related to the security or utility of a crypto asset’s blockchain could nonetheless precipitate a significant decline in the price of that crypto asset.

In addition, because crypto assets have no physical existence beyond the record of transactions on their respective blockchains, a variety of technical factors related to these blockchains could also impact the price of the crypto assets. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” in the respective network, with one group running the pre modified software and the other running the modified software. A fork may be intentional, such as when the Ethereum network shifted from proof-of-work to proof-of-stake. This means that instead of being required to solve complex mathematical problems validators are required to stake ether. A fork may also be unintentional. For example, in August 2017, bitcoin “forked” into bitcoin and a new digital asset, bitcoin cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process. Since then, bitcoin has been forked numerous times to launch new digital assets, such as bitcoin gold, bitcoin silver and bitcoin diamond.

Similar to fiat currencies (i.e., a currency that is backed by a central bank or a national, supra-national or quasi-national organization), crypto assets~~currencies~~ are susceptible to theft, loss and destruction. Furthermore, if a miner, or a coordinated group of miners, is able to gain control of 51% of a crypto asset’s~~currency’s~~ network, they would be able to execute significant attacks, control transactions, stop payments, and fraudulently obtain crypto assets~~currency~~. Following the Merge, the Ethereum network is vulnerable to several types of attacks, including:

•

“>33% attack” where, if a validator or group of validators were to gain control of more than 33% of the total staked ether on the Ethereum network, a malicious actor could temporarily impede or delay block confirmation or even cause a temporary fork (discussed further herein) in the blockchain. This is believed to be temporary, as the

Ethereum network’s inactivity leak would be expected to eventually penalize the attacker enough for the chain to finalize again (i.e., the honest majority would be expected to reclaim more than a 2/3rd stake as the attacker’s stake is penalized). However, it is not believed that with 33% control, a malicious actor could engage in double-spending or fraudulent block propagation.

•

“>50% attack” where, if a validator or group of validators acting in concert were to gain control of more than 50% of the total staked ether on the Ethereum network, a malicious actor would be able to gain full control of the Ethereum network and the ability to manipulate future transactions on the blockchain, including censoring transactions, double-spending and fraudulent block propagation, potentially for an extended period or even permanently. In theory, the minority non-attackers might reach social consensus to reject blocks proposed by the malicious majority attacker, reducing the attacker’s ability to engage in malicious activity, but there can be no assurance this would happen or that non-attackers would be able to coordinate effectively.

•

“>66% attack” where, if a validator or group of validators acting in concert were to gain control of more than 66% of the total staked ether on the Ethereum network, a malicious actor could permanently and irreversibly manipulate the blockchain, including censorship, double-spending and fraudulent block propagation. The attacker could finalize their preferred chain without any consideration for the votes of other stakers and could also revert finalized blocks.

The Bitcoin and Ethereum blockchains’ protocols, including the code of smart contracts running on the Ethereum blockchain, may contain flaws that can be exploited by attackers. Forks may also occur as a crypto asset network community’s response to a significant security breach. For example, in July 2016, Ethereum underwent a hard fork between the Layer 1 Ethereum network and a new digital asset running on a “forked” branch of the network, Ethereum Classic, as a result of the Ethereum network community’s response to a significant security breach. In June 2016, an anonymous hacker exploited a smart contract running on the Ethereum network to syphon approximately $60 million of ether held by The DAO, a distributed autonomous organization, into a segregated account. In response to the hack, and after a contentious debate, most participants in the Ethereum community elected to adopt a hard fork that effectively reversed the hack, and this network constitutes the Layer 1 Ethereum network. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic”, which is not backwards compatible with the Layer 1 Ethereum network and is considered a forked branch, with the native digital asset on that blockchain now referred to as Ethereum Classic, or ETC. ETC now trades on several digital asset platforms. Following the July 2016 hard fork between the Ethereum and Ethereum Classic networks, new security concerns surfaced. Replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum exchanges through at least October 2016. An Ethereum exchange announced in July 2016 that it had lost 40,000 Ethereum Classic, worth about $100,000 at that time, as a result of replay attacks. Similar replay attack concerns occurred in connection with the Bitcoin Cash and Bitcoin Satoshi’s Vision networks split in November 2018, and security concerns could similarly surface in connection with future hard forks.

Unlike the exchanges for more traditional assets, ~~C~~crypto asset~~currency exchanges~~ trading platforms and other trading venues on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated and may therefore be more exposed to market manipulation, fraud and failure than established, regulated exchanges for securities, derivatives and other currencies. Investors in crypto assets~~currency~~ may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses. Crypto asset trading platforms on which bitcoin and ether are traded, and which may serve as a pricing source for the calculation of the reference rate that is used for the purposes of valuing the Fund’s investments, are or may become subject to enforcement actions by regulatory authorities, and such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy. Additionally, holders of crypto assets~~currency~~ may not be able to access their wallets due to the loss, theft, compromise or destruction of the private keys associated with the public addresses that hold the crypto asset~~currency~~. A significant portion of crypto assets~~currency~~ are~~is~~ held by a small number of holders (each known as a “whale”), who have the ability to manipulate the prices of such crypto assets~~currency~~. The Fund’s indirect investment in and exposure to crypto assets~~currency~~ remains subject to volatility experienced by the crypto asset~~currency~~ trading platforms~~exchanges~~ and other crypto asset~~currency~~ trading venues. Such volatility can adversely affect an investment in the Fund. Crypto asset~~currency~~ trading platforms~~exchanges~~ may stop operating or permanently shut down due to fraud, technical glitches, hackers or malware, which may also affect the price of crypto assets~~currencies~~ and thus the Fund’s investment in crypto~~currency~~ asset-related instruments or in publicly traded securities of companies engaged in crypto~~currency~~ asset-related businesses and activities.

~~Because cryptocurrencies have no physical existence beyond the record of transactions on their respective blockchains, a variety of technical factors related to these blockchains could also impact the price of the cryptocurrencies. For example, malicious attacks by “miners” who validate transactions, inadequate mining fees to incentivize validating of cryptocurrency transactions, and advances in quantum computing could~~

~~undercut the integrity of the blockchain and negatively affect the price of cryptocurrency. The acceptance of software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in a digital asset network, such as the bitcoin network, could result in a “fork” in such network’s blockchain, resulting in the creation of multiple separate networks, which could compete with one another for users, miners, and developers. This could adversely affect the network and the underlying cryptocurrency’s price. A fork may be intentional, such as when the Ethereum network shifted from proof-of-work to proof-of-stake. This means that instead of being required to solve complex mathematical problems validators are required to stake ether.~~

Factors affecting the further development of crypto assets~~currency~~ include, but are not limited to, continued worldwide growth or possible cessation or reversal in the adoption and use of crypto assets~~currency~~ and other digital assets; government and quasi-government regulation or restrictions on or regulation of access to and operation of digital asset networks; changes in consumer demographics and public preferences; maintenance and development of open-source software protocol; availability and popularity of other forms or methods of buying and selling goods and services; the use of the networks supporting digital assets, such as those for developing smart contracts and distributed applications; general economic conditions and the regulatory environment relating to digital assets; negative consumer or public perception; general risks tied to the use of information technologies, including cyber risks; and political or economic crises. A hack or failure of one crypto asset~~currency~~ may lead to a loss in confidence in, and thus decreased usage of and or value of, other crypto assets~~currencies~~.

Bitcoin was the first digital asset to gain global adoption and critical mass and remains the largest digital asset by market capitalization, with ether being the second largest by market capitalization. Many consortiums and financial institutions are also researching and investing resources into private or permissioned smart contracts platforms rather than open platforms like the Ethereum Network. In addition, alternative public blockchains have been developed and may in the future develop that compete with the Bitcoin blockchain and Ethereum network and may have significant advantages as alternative payment systems, including higher throughput, lower fees, faster settlement and finalization, and the ability to facilitate untraceable and/or privacy-shielded transactions through the use of zero-knowledge cryptography or other means. In particular, bitcoin has been criticized for its slowness of transaction processing and finality, variability of transaction fees, and price volatility, while the Ethereum network has historically faced scalability challenges. Such competition could have a negative impact on the demand for, and price of, bitcoin and ether and thereby adversely affect the value of the Fund.

Furthermore, bitcoin has not yet developed robust Layer 2 solutions to facilitate the use of smart contracts or significantly improve scalability. So-called “Layer 2” solutions are protocols built on top of an underlying smart contract platform blockchain, and intended to provide scalability to the underlying blockchain by increasing transaction efficiency. For example, Polygon is a smart contract platform protocol built on top of the Ethereum blockchain that is intended to provide scalability to Ethereum by allowing users to transact on a variety of blockchains deployed on the Ethereum network. Under this model, Ethereum functions as the base layer, or “Layer 1” blockchain. The Polygon protocol offers developers sidechain, roll-ups and other Layer 2 solutions which can be tailored to an individual developer’s intended use case. Another example is the Bitcoin Lightning Network, a Layer 2 solution that uses channels to create peer-to-peer payment routs between two parties. These exist separately from the Bitcoin network and their primary purpose is to allow for faster transactions. Since these Layer 2 solutions are recorded off of the Bitcoin network, this results in slower verification times for these transactions, and users may be subject to manipulation of the transaction data by unauthorized parties. This may result in users and retailers less likely to accept bitcoin as a form of payment, and cause a decrease in the value of bitcoin and the performance of the Fund. Such solutions are intended to improve upon the transaction speed cost and efficiency of transactions on their respective Layer 1. However, there is no guarantee that these Layer 2 solutions will continue to be effective or that users or and investors in public blockchains will not determine that blockchains without scalability issues or a reliance on Layer 2 solutions are preferable. There is a risk that multiple Layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a Layer 2 solution, if not implemented correctly, would compromise the security or decentralization of the underlying blockchain network.

Currently, there is relatively limited use of crypto assets~~currency~~ in the retail and commercial marketplace, which contributes to price volatility. A lack of expansion by crypto assets~~currencies~~ into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the value of crypto assets~~currencies~~, either of which could adversely impact the Fund’s investment. In addition, to the extent market participants develop a preference for one crypto asset~~currency~~ over another, the value of the less preferred crypto asset~~currency~~ would likely be adversely affected. Bitcoin and ether are~~is~~ maintained on a decentralized, open source, peer-to-peer computer networks, which are~~is~~ not owned or maintained by a single entity. The development of such~~this~~ networks may play an important part in the value of bitcoin and ether.

d.

Please also disclose the risks related to the fragmentation of these markets and clarify that they may be operating out of compliance with regulation. Also, disclose that crypto asset trading platforms are or may become subject to enforcement actions by regulatory authorities, and that such enforcement actions may have a material adverse impact on the Fund and its investments.

Response: The Registrant has revised the “Crypto Asset Risk” discussion as noted above.

26.

Comment: With respect to Non-U.S. Securities Risk, consider adding, or clarifying that non-US Securities risks includes, Emerging Markets Risk, as many investments that provide exposure to the blockchain may be based in foreign or emerging market countries.

Response: The Registrant confirms the Funds do not currently expect to have significant exposure to emerging market companies.

27.

Comment: With respect to “Crypto Asset Risk” in the “Additional Risk Information” section for the SPDR Galaxy Digital Asset Ecosystem ETF and SPDR Galaxy Hedged Digital Asset Ecosystem ETF, the Staff notes the references to the Ethereum blockchain and ether. As the Fund appears to be intending to obtain exposure to crypto assets other than bitcoin through investments in crypto asset futures ETFs, crypto asset futures contracts, and spot crypto asset ETPs, particularly ether, please also disclose that a blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or staking of the blockchain’s native crypto asset and, in terms of Ethereum and ether, specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked ether). In this regard, the Staff understands that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering.

Response: The Registrant directs the Staff’s attention to the following sentence included in the “Crypto Asset Risk” discussion included in Item 9: “Furthermore, if a miner, or a coordinated group of miners, is able to gain control of 51% of a cryptocurrency’s network, they would be able to execute significant attacks, control transactions, stop payments, and fraudulently obtain cryptocurrency.” In addition, the Registrant has added the following disclosure to the “Crypto Asset Risk” discussion:

Following the Merge, the Ethereum network is vulnerable to several types of attacks, including:

•

“>33% attack” where, if a validator or group of validators were to gain control of more than 33% of the total staked ether on the Ethereum network, a malicious actor could temporarily impede or delay block confirmation or even cause a temporary fork (discussed further herein) in the blockchain. This is believed to be temporary, as the Ethereum network’s inactivity leak would be expected to eventually penalize the attacker enough for the chain to finalize again (i.e., the honest majority would be expected to reclaim more than a 2/3rd stake as the attacker’s stake is penalized). However, it is not believed that with 33% control, a malicious actor could engage in double-spending or fraudulent block propagation.

•

“>50% attack” where, if a validator or group of validators acting in concert were to gain control of more than 50% of the total staked ether on the Ethereum network, a malicious actor would be able to gain full control of the Ethereum network and the ability to manipulate future transactions on the blockchain, including censoring transactions, double-spending and fraudulent block propagation, potentially for an extended period or even permanently. In theory, the minority non-attackers might reach social consensus to reject blocks proposed by the malicious majority attacker, reducing the attacker’s ability to engage in malicious activity, but there can be no assurance this would happen or that non-attackers would be able to coordinate effectively.

•

“>66% attack” where, if a validator or group of validators acting in concert were to gain control of more than 66% of the total staked ether on the Ethereum network, a malicious actor could permanently and irreversibly manipulate the blockchain, including censorship, double-spending and fraudulent block propagation. The attacker could finalize their preferred chain without any consideration for the votes of other stakers and could also revert finalized blocks.

a.

Please disclose that the Ethereum blockchain’s protocol, including the code of smart contracts running on the Ethereum blockchain, or the Bitcoin blockchain’s protocol may contain flaws that can be exploited by attackers. Also, regarding Ethereum, discuss the exploit of The DAO’s smart contract in June 2016, how it was addressed, and its consequences for the blockchain, including the resulting hard fork.

Response: The Registrant has added the following disclosure to the “Crypto Asset Risk” discussion:

The Bitcoin and Ethereum blockchains’ protocols, including the code of smart contracts running on the Ethereum blockchain, may contain flaws that can be exploited by attackers. Forks may also occur as a crypto asset network community’s response to a significant security breach. For example, in July 2016, Ethereum underwent a hard fork between the Layer 1 Ethereum network and a new digital asset running on a “forked” branch of the network, Ethereum Classic, as a result of the Ethereum network community’s response to a significant security breach. In June 2016, an anonymous hacker exploited a smart contract running on the Ethereum network to syphon approximately $60 million of ether held by The DAO, a distributed autonomous organization, into a segregated account. In response to the hack, and after a contentious debate, most participants in the Ethereum community elected to adopt a hard fork that effectively reversed the hack, and this network constitutes the Layer 1 Ethereum network. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic”, which is not backwards compatible with the Layer 1 Ethereum network and is considered a forked branch, with the native digital asset on that blockchain now referred to as Ethereum Classic, or ETC. ETC now trades on several digital asset platforms. Following the July 2016 hard fork between the Ethereum and Ethereum Classic networks, new security concerns surfaced. Replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum exchanges through at least October 2016. An Ethereum exchange announced in July 2016 that it had lost 40,000 Ethereum Classic, worth about $100,000 at that time, as a result of replay attacks. Similar replay attack concerns occurred in connection with the Bitcoin Cash and Bitcoin Satoshi’s Vision networks split in November 2018, and security concerns could similarly surface in connection with future hard forks.

b.

Regarding the Bitcoin blockchain, please disclose the risks or challenges posed by the emergence of other public, permissionless blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography. Please also explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks (e.g., the Lightning Network) and any risks or challenges that they pose to the blockchain and bitcoin. In this regard, you should note the risk related to transactions other than opening and closing transactions being executed off the blockchain.

Response: The Registrant has added the following disclosure to the “Crypto Asset Risk” discussion in Item 9:

Bitcoin was the first digital asset to gain global adoption and critical mass and remains the largest digital asset by market capitalization, with ether being the second largest by market capitalization. Many consortiums and financial institutions are also researching and investing resources into private or permissioned smart contracts platforms rather than open platforms like the Ethereum Network. In addition, alternative public blockchains have been developed and may in the future develop that compete with the Bitcoin blockchain and Ethereum network and may have significant advantages as alternative payment systems, including higher throughput, lower fees, faster settlement and finalization, and the ability to facilitate untraceable and/or privacy-shielded transactions through the use of zero-knowledge cryptography or other means. In particular, bitcoin has been criticized for its slowness of transaction processing and finality, variability of transaction fees, and price volatility, while the Ethereum network has historically faced scalability challenges. Such competition could have a negative impact on the demand for, and price of, bitcoin and ether and thereby adversely affect the value of the Fund.

Furthermore, bitcoin has not yet developed robust Layer 2 solutions to facilitate the use of smart contracts or significantly improve scalability. So-called “Layer 2” solutions are protocols built on top of an underlying smart contract platform blockchain, and intended to provide scalability to the underlying blockchain by increasing transaction efficiency. For example, Polygon is a smart contract platform protocol built on top of the Ethereum blockchain that is intended to provide scalability to Ethereum by allowing users to transact on a variety of blockchains deployed on the Ethereum network. Under this model, Ethereum functions as the base layer, or “Layer 1” blockchain. The Polygon protocol offers developers sidechain, roll-ups and other Layer 2 solutions which can be tailored to an individual developer’s intended use case. Another example is the Bitcoin Lightning Network, a Layer 2 solution that uses channels to create peer-to-peer payment routs between two parties. These exist separately from the Bitcoin network and their primary purpose is to allow for faster transactions. Since these Layer 2 solutions are recorded off of the Bitcoin network, this results in slower verification times for these transactions, and users may be subject to manipulation of the transaction data by unauthorized parties. This may result in users and retailers less likely to accept bitcoin as a form of payment, and cause a decrease in the value of bitcoin and the performance of the Fund. Such solutions are intended to improve upon the transaction speed cost and efficiency of transactions on their respective Layer 1. However, there is no guarantee that these Layer 2 solutions will continue to be effective or that users or and investors in public blockchains will not determine that blockchains without scalability issues or a reliance on Layer 2 solutions are preferable. There is a risk that multiple Layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a Layer 2 solution, if not implemented correctly, would compromise the security or decentralization of the underlying blockchain network.

c.

Regarding the Ethereum blockchain, please disclose the risks or challenges posed by the emergence of other public, permissionless blockchains that are similarly designed to support the development, deployment, and operation of smart contracts. Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether.

Response: The Registrant directs the Staff’s attention to its response to Comment 27(c) and the corresponding disclosure added.

d.

Please contextualize the “fork” risk by clarifying that unintentional forks have occurred and giving examples (e.g., the forks resulting in the Bitcoin Cash blockchain and the Ethereum Classic blockchain).

Response: The Registrant has revised the “Crypto Asset Risk” discussion included in Item 9. Please see the revised disclosure included in response to comment 25(c) above.

e.	The staff takes note of the term “bitcoin network.” Please ensure that references to the Bitcoin blockchain are capitalized.

Response: The Registrant has revised such references where appropriate.

28.

Comment: With respect to the SPDR Galaxy Transformative Tech Accelerators ETF, in the Principal Investment Strategy section, please provide descriptions of public, permissionless blockchain technology and artificial intelligence. These descriptions should include a discussion of the applications and use cases that they have been designed to support. In terms of blockchain technology, please also discuss how it is accessed and used, including the issuance and transfer of crypto assets, and how it is developed, maintained, and governed. Finally, in light of the multiple references to bitcoin miners, particularly discuss the Bitcoin blockchain and its proof-of-work consensus mechanism (including the associated block rewards and transaction fees earned through “mining”); the relationship of bitcoin to the Bitcoin blockchain; and the applications and use cases that the Bitcoin blockchain and bitcoin have been designed to support. In the Principal Risks section, discuss the unique risks and challenges associated with blockchain technology generally and the Bitcoin blockchain in particular, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price, the risk of a so-called 51% attack, the risk of a so-called fork (including the fact that unintentional forks have happened), and the risk that the blockchain’s protocol may contain flaws that can be exploited by attackers. Also, discuss the risks to miners arising from transactions moving from the Bitcoin blockchain to so-called Layer 2 networks due to the scalability challenges faced by the blockchain, as well as the so-called bitcoin halving that occurs about every four years.

Response: The Registrant has added the following disclosure to the “Principal Strategies” discussion in the “Additional Strategy Information” section in the prospectus:

Transformative Tech Accelerators are companies that provide products or services contributing to the disruptive potential of novel technologies (e.g., blockchain and AI).

Artificial Intelligence

Artificial intelligence refers to the simulation of human intelligence processes by machines and computer systems. Artificial intelligence enables machines to perform tasks that typically require human intelligence, such as understanding natural language, recognizing patterns, solving problems, learning from experience, and making decisions.

Blockchain

A blockchain is a public database that is updated, shared and maintained across many computers in a network. A public, permissionless blockchain is a type of blockchain that is open to anyone who wishes to participate, without requiring permission from any central authority. It is decentralized and operates based on a consensus mechanism that ensures trust and security without the need for intermediaries. The first blockchain/crypto asset was Bitcoin and was developed in the wake of the global financial crisis to be a decentralized, peer-to-peer electric cash network; disintermediating centralized monetary systems. The Bitcoin network allows people to exchange tokens of value, called bitcoin, which are recorded on a public transaction ledger known as the Bitcoin blockchain. Bitcoin can be used to pay for goods and services, although it is not currently widely accepted, or it can be converted to fiat currencies, such as the U.S. dollar, at rates determined on digital asset trading platforms that enable trading in bitcoin or in individual end-user-to-end-user transactions under a barter system. Blockchain technology has since evolved to allow for greater programmability, which has resulted in a wide array of use cases, including smart contracts, without sacrificing the blockchains three core tenants: decentralization, security, and scalability.

The software that powers a blockchain is known as its protocol. Like all software, these protocols may update or change from time-to-time. In the case of the Bitcoin protocol, updates are made based on proposals submitted by developers, but only if a majority of the users and miners adopt the new proposals and update their individual copies of the protocol. Bitcoin is created by “mining.” Mining involves miners using a sophisticated computer program to repeatedly solve complex mathematical problems on specialized computer hardware. The mathematical problem involves a computation involving all or some bitcoin transactions that have been proposed by the Bitcoin network’s participants. When this problem is solved, the computer creates a “block” consisting of these transactions. As each newly solved block refers back to and “connects” with the immediately prior solved block, the addition of a new block adds to the blockchain in a manner similar to a new link being added to a chain. A miner’s proposed block is added to the blockchain once a majority of the nodes on the network confirm the miner’s work. A miner that is successful in adding a block to the blockchain is automatically awarded a fixed amount of bitcoin for its efforts plus any transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the means by which new bitcoin enter circulation. This reward system, called “proof of work”, also ensures that the local copies of the Bitcoin blockchain maintained by participants in the Bitcoin network are kept in consensus with one another.

In addition, the Registrant has added the following risk disclosure to the “Principal Risks” discussion in the “Additional Risk Information” section in the Prospectus, and a corresponding summary in Item 4:

Blockchain Companies Risk. Companies involved in the blockchain industry are subject to the risks associated with blockchain technology. Blockchain technology is new and many of its uses may be untested. There is no assurance that widespread adoption of blockchain technology will occur, and the development and acceptance of competing platforms or technologies may cause consumers or investors to use an alternative to blockchain technology, which may adversely impact companies in the blockchain industry. Transacting on a blockchain depends in part specifically on the use of cryptographic keys that are required to access a user’s account (or “wallet”). Cybersecurity incidents may specifically target a user’s transaction history, digital assets, or identity, thereby leading to privacy concerns. The theft, loss, or destruction of these keys could adversely affect a user’s ownership claims over an asset or a company’s business or operations if it was dependent on the blockchain. In addition, certain features of blockchain technology, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response. A 51% attack is an attack on a blockchain by a group of miners who control more than 50% of the networks mining hash rate. Attackers with majority network control can interrupt the recording of new blocks by preventing other miners from completing blocks. Such an attack may adversely impact the attractiveness of the respective blockchain and may adversely impact the companies involved in such network, and consequently the performance of the Fund. Additionally, if one or a coordinated group of validators were to gain control of 51% of a blockchain, they may have the ability to manipulate transactions, halt payments and fraudulently obtain crypto assets. A significant disruption of Internet connectivity affecting large numbers of users or geographic areas could impede the functionality of blockchain technologies. Blockchain platforms are largely unregulated, and the regulatory environment is rapidly evolving. Because blockchain technology works by having every transaction build on every other transaction, participants can self-police any corruption, which can mitigate the need to depend on the current level of legal or government safeguards to monitor and control the flow of business transactions. As a result, companies engaged in such blockchain activities may be exposed to adverse regulatory action, fraudulent activity, or even failure. There can be no guarantee that future regulation of blockchain technology will not have a negative impact on the value of such technologies and of the companies in the which the Fund invests.

Bitcoin was the first digital asset to gain global adoption and critical mass and remains the largest digital asset by market capitalization. Many consortiums and financial institutions are also researching and investing resources into private or permissioned smart contracts platforms rather than open platforms. In addition, alternative public blockchains have been developed and may in the future develop that compete with the Bitcoin blockchain and may have significant advantages as alternative payment systems, including higher throughput, lower fees, faster settlement and finalization, and the ability to facilitate untraceable and/or privacy-shielded transactions through the use of zero-knowledge cryptography or other means. In particular, bitcoin has been criticized for its slowness of transaction processing and finality, variability of transaction fees, and price volatility. Such competition could have a negative impact on the companies involved with the bitcoin blockchain and thereby adversely affect the performance of the Fund.

Furthermore, bitcoin has not yet developed robust Layer 2 solutions to facilitate the use of smart contracts or significantly improve scalability. So-called “Layer 2” solutions are protocols built on top of an underlying smart contract platform blockchain, and intended to provide scalability to the underlying blockchain by increasing transaction efficiency. For example, the Bitcoin Lightning Network is a Layer 2 solution that uses channels to create peer-to-peer payment routs between two parties. These exist separately from the Bitcoin network and their primary purpose is to allow for faster transactions. Since these Layer 2 solutions are recorded off of the Bitcoin network, this results in slower verification times for these transactions, and users may be subject to manipulation of the transaction data by unauthorized parties. This may result in users and retailers less likely to accept bitcoin as a form of payment, and cause a decrease in the value of bitcoin and the performance of the Fund. Such solutions are intended to improve upon the transaction speed cost and efficiency of transactions on their respective Layer

1. However, there is no guarantee that these Layer 2 solutions will continue to be effective or that users and investors in public blockchains will not determine that blockchains without scalability issues or a reliance on Layer 2 solutions are preferable. There is a risk that multiple Layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a Layer 2 solution, if not implemented correctly, would compromise the security or decentralization of the underlying blockchain network.

The Bitcoin network operates using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and miners of bitcoin adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the network, with one group running the pre modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of bitcoin running in parallel on separate networks using separate blockchain ledgers, yet lacking interchangeability. For example, in August 2017, bitcoin “forked” into bitcoin and a new digital asset, bitcoin cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process. Since then, bitcoin has been forked numerous times to launch new digital assets, such as bitcoin gold, bitcoin silver and bitcoin diamond. Additional hard forks of the Bitcoin blockchain could impact demand for bitcoin or other digital assets, which could adversely impact companies involved in the blockchain industry.

Furthermore, a hard fork can introduce new security risks. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the network, thereby making the network more susceptible to attack. A fork could also be introduced by an unintentional, unanticipated software flaw in the multiple versions of otherwise compatible software users run. It is possible, however, that a substantial number of users and miners could adopt an incompatible version while resisting community-led efforts to merge the two chains. This would result in a permanent fork. Forks may impact the value of the crypto asset associated with the underlying blockchain, which could adversely impact companies involved in the corresponding blockchain.

Miners generate revenue from both newly created bitcoin, known as the “block reward” and from fees taken upon verification of transactions. If the aggregate revenue from transaction fees and the block reward is below a miner’s cost, the miner may cease operations. If the award of new units of bitcoin for solving blocks declines and/or the difficulty of solving blocks increases, and transaction fees voluntarily paid by participants are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. The current fixed reward for solving a new block on the Bitcoin network is 3.125 bitcoin per block, which decreased from 6.25 bitcoin in April 2024. It is estimated that it will halve again sometime in 2028. Reductions may result in a reduction in the aggregate hash rate of the Bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the Bitcoin network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin network more vulnerable to a malicious actor or botnet obtaining sufficient control to alter the blockchain and hinder transactions. Any reduction in confidence in the confirmation process or processing power of the Bitcoin network may adversely affect the Fund.

Revision to SPDR Galaxy Transformative Tech Accelerators ETF’s Concentration Policy:

In addition to revisions made in response to comments above, the Registrant intends to revise the SPDR Galaxy Transformative Tech Accelerators ETF’s concentration policy in the Prospectus and SAI in the 485(b) filing to reflect the addition of two industries. As a result, the Registrant intends (i) revise the last sentence in the Fund’s principal investment strategy in the Prospectus, (ii) add “Electrical Equipment Industry Risk” and “Oil, Gas & Consumable Fuels Industry Risk” discussions to the principal risks sections in the Prospectus, (iii) revise the “Concentration” discussion in the “Investment Policies” section of the SAI, and (iv) revise the sixth fundamental policy in the “Investment Restrictions” section of the SAI. Accordingly, the Registrant intends to revise the Prospectus and SAI as follows:

Principal Strategy:

The Fund will concentrate its investments (i.e., hold more than 25% of its assets) in the following group of industries: software; ~~and~~ semiconductors & semiconductor equipment; oil, gas & consumable fuels; and electrical equipment.

Principal Risks (Item 4):

Electrical Equipment Industry Risk: The electrical equipment industry can be significantly affected by general economic trends, including employment, economic growth, interest rates, and changes in commodity prices. Electrical equipment companies are subject to the risks of technical obsolescence, and their profitability may be affected by government regulation and spending, import controls and worldwide competition. Companies in these industries also can be adversely affected by liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control. These factors may result in a material adverse impact on the Fund’s portfolio securities and the performance of the Fund.

Oil, Gas & Consumable Fuels Industry Risk: The oil, gas & consumable fuels industry includes companies engaged in oil and gas exploration and production (including integrated oil and gas exploration), oil and gas refining and marketing, oil and gas storage and transportation, and production and mining of coal and consumable fuels. The oil, gas & consumable fuels industry is cyclical and highly dependent on the market price of fuel. The market value of companies in the oil, gas & consumable fuels industry is strongly affected by the levels and volatility of global commodity prices, supply and demand, capital expenditures on exploration and production, energy conservation efforts, the prices of alternative fuels, exchange rates and technological advances. Events in the regions in which the companies operate (e.g., expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and repatriation of capital, military coups, social unrest, terrorism and natural disasters) may also affect companies in this industry. Companies in the oil, gas & consumable fuels industry are subject to substantial government regulation and contractual priced fixing, and face a significant risk of civil liability and environmental damage claims. These factors, and others, may result in a material adverse impact on the Fund’s portfolio securities and the performance of the Fund.

Principal Risks (Item 9):

Electrical Equipment Industry Risk. The electrical equipment industry can be significantly affected by general economic trends, including employment, economic growth, interest rates, and changes in commodity prices. Electrical equipment companies are subject to the risks of technical obsolescence, and their profitability may be affected by government regulation and spending, import controls and worldwide competition. The profitability of these companies is impacted by changes in consumer sentiment and spending and overall capital spending levels, which are influenced by an individual company’s profitability and broader factors such as interest rates and foreign competition. The Fund is subject to the risk that the securities of such issuers will underperform the market as a whole due to legislative or regulatory changes, adverse market conditions and/or increased competition affecting the electrical equipment industry. The prices of the securities of companies operating in this industry may also fluctuate due to the exchange value of the dollar, import controls, liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control devices.

Oil, Gas & Consumable Fuels Industry Risk. The oil, gas & consumable fuels industry includes companies engaged in oil and gas exploration and production (including integrated oil and gas exploration), oil and gas refining and marketing, oil and gas storage and transportation, and production and mining of coal and consumable fuels. The oil, gas & consumable fuels industry is cyclical and highly dependent on the market price of fuel. The market value of companies in the oil, gas & consumable fuels industry is strongly affected by the levels and volatility of global commodity prices, supply and demand, capital expenditures on exploration and production, energy conservation efforts, the prices of alternative fuels, exchange rates and technological advances. Events in the regions in which the companies operate (e.g., expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and repatriation of capital, military coups and social unrest) may also affect companies in this industry.

Companies in the oil, gas & consumable fuels industry are subject to substantial government regulation and contractual fixed pricing, which may increase the cost of business and limit these companies’ earnings. A significant portion of their revenues depends on a relatively small number of customers, including governmental entities and utilities. As a result, governmental budget restraints may have a material adverse effect on the stock prices of companies in the industry. Companies in the oil, gas & consumable fuels industry with transactions or significant investments in emerging market countries may face heightened risks.

Legislative or regulatory changes and increased government supervision also may affect these companies. The policies of the Organization of Petroleum Exporting Countries (“OPEC”), changes in relationships among OPEC members and between OPEC and oil-importing nations, the regulatory environment, taxation policies, and the economies of the key energy consuming countries also may affect the prices of the securities in the oil, gas & consumable fuels industry. Companies in the oil, gas & consumable fuels industry also face a significant risk of civil liability and environmental damage claims from accidents resulting in injury or loss of life or property, pollution or other environmental mishaps, equipment malfunctions or mishandling of materials, and a risk of loss from terrorism or other natural disasters. Any such event could have serious consequences for the general population of the area affected and result in a material adverse impact on the Fund’s portfolio securities and the performance of the Fund.

SAI (Investment Policies):

CONCENTRATION

The Fund will concentrate its investments (i.e., hold more than 25% of its assets) in the following group of industries: software; ~~and~~ semiconductors & semiconductor equipment; oil, gas & consumable fuels; and electrical equipment. The Trust’s general policy is to exclude securities of the U.S. government and its agencies or instrumentalities when measuring industry concentration.

SAI (Investment Restrictions):

In addition, the Fund has adopted a fundamental policy to:

6.

Concentrate its investments, as concentration is defined under the 1940 Act, the Rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time, in the following group of industries: software; ~~and~~ semiconductors & semiconductor equipment; oil, gas & consumable fuels; and electrical equipment.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.

Appendix A

SPDR Galaxy Digital Asset Ecosystem ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.65%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.65%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$66	$208

SPDR Galaxy Hedged Digital Asset Ecosystem ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.90%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.90%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$92	$287

SPDR Galaxy Transformative Tech Accelerators ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.65%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.65%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$66	$208